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MAR 02 2021

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 02142

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 _____ AND ENDING 12/31/20 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Trubee, Collins & Co., Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

1350 One M&T Plaza

FIRM I.D. NO.

(No. and Street)

Buffalo	New York	14203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Pictor   (716-849-1470)

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP

(Name – if individual, state last, first, middle name)

369 Franklin Street	Buffalo	New York	14202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _William R. Pictor_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Trubee, Collins & Co., Inc. , as
of December 31 , 20 20 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT

Title

Notary Public

JEAN M. TORLONE
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 12/29/21

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUBEE, COLLINS & CO., INC.

Statements of Financial Condition and
Supplementary Schedules
As of December 31, 2020

Filed in accordance with Rule 17a-5(e)(3)
As a PUBLIC DOCUMENT.

TRUBEE, COLLINS & CO., INC.

CONTENTS



Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202

p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and the Board of Directors
Trubee, Collins & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Trubee, Collins & Co., Inc. (the Company) as of December 31, 2020 and 2019, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statements of financial condition and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2020 and 2019 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The accompanying supplementary information including Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lumsden & McCormick, LLP

We have served as the Company's auditor since 2004.

February 22, 2021

TRUBEE, COLLINS & CO., INC.

Statements of Financial Condition

December 31,		2020		2019
Assets				
Cash and cash equivalents	$	379,087	$	485,704
Certificates of deposit		366,367		229,884
Receivables from brokers and dealers		95,213		105,680
Property and equipment, net (Note 3)		10,247		13,183
Right-of-use asset (Note 4)		127,600		239,400
Prepaid expenses and other		73,735		80,422
Deposit with clearing organization		50,000		50,000
	$	1,102,249	$	1,204,273
Liabilities and Stockholders' Equity				
Liabilities:				
Accounts payable and accrued expenses	$	406,417	$	383,561
Lease liability (Note 4)		127,600		239,400
Liabilities subordinated to claims of general creditors (Note 5)		26,000		26,000
Stockholders' equity:				
Common stock - authorized 20,000 shares $1 par value,				
issued 10,216 shares		10,216		10,216
Additional paid-in capital		418,056		418,056
Retained earnings		258,990		246,990
Treasury stock - 3,203 shares for 2020 and 2,875 shares for 2019, at cost		(145,030)		(119,950)
		542,232		555,312
	$	1,102,249	$	1,204,273

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Description of Business:

Trubee, Collins & Co., Inc. (the Company) is organized to conduct business as an introducing broker-dealer in securities. The Company operates through an office in Western New York State, and services clients throughout the United States.

Revenue from Contracts with Customers:

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment advisory fees

The Company provides investment advisory services for various investment products on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received monthly and quarterly and are recognized as revenue to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of assets under management at various points in time as well as the length of time the customers retain the product, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investments and the customer's activities are known, which are usually monthly or quarterly.

Commissions

The Company employs a clearing broker to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees (12b-1 fees) from mutual funds

The Company enters into arrangements with managed accounts and pooled vehicles (funds) to distribute shares to customers. The Company believes its performance obligation is the sale of securities to customers and as such is fulfilled at the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the customer remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known, which are usually monthly or quarterly.

Principal transactions

For instruments in the form of corporate bonds, government bonds (treasuries), municipal bonds and certificates of deposit, the Company may find a seller for a client wishing to sell or buy such instruments, and will execute the transaction through inventory accounts. The Company believes its performance obligation is the purchase or sale of securities to customers, and the transaction is fulfilled on the trade date.

Other

Other income primarily consists of insurance commissions. The Company acts as a broker in the sale of life/annuity insurance policies to its customers. The Company may receive commissions paid by the carrier at the inception of the policy or over time for as long as the policy remains active, on a monthly or annual basis. The Company believes that its performance obligation is the sale of new policies and as such is fulfilled at the date of issuance. Any initial up-front (first year) commissions are known fixed amounts and are recognized at the issuance date. Annual renewal commissions, which are variable amounts, are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically, the cancellation of a policy prior to a certain period or the determination of a policy asset value at a particular point in time that cannot be determined in advance). In addition, the uncertainty of these variable recurring amounts is dependent on the value of assets at future points in time and is influenced by market conditions.

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 22, 2021 (the date the financial statements were available to be issued).

Cash and Cash Equivalents:

The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash in financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

Certificates of Deposit:

Certificates of deposit are with banks and have original maturities of between one and two years.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful asset lives.

Investments:

When they exist, the Company's investments in marketable securities are classified as trading securities since they are bought and sold principally for resale in the near term. Marketable securities are stated at fair value as determined by published quotations in active markets. Unrealized gains and losses are included in earnings.

The Company's investments also may include not readily marketable securities carried at estimated fair value.

Income Taxes:

The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation, prepaid expenses, and investments. When applicable, the Company also recognizes deferred income tax benefits of net operating loss carryforwards to the extent that realization of such benefits is more likely than not. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Use of Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. New Accounting Standards:

Recently issued Accounting Standards Codification (ASC) guidance has either been implemented or is not significant to the Company.

3. Property and Equipment:

	2020	2019
Furniture and equipment	$ 225,577	$ 220,022
Less accumulated depreciation	215,330	206,839
	$ 10,247	$ 13,183

4. Leases:

The Company has operating leases for office space and equipment. At inception of arrangements with vendors, the Company determines whether the contract is or contains a lease based on each party's rights and obligations under the arrangement. At inception, any new additional operating lease liabilities and corresponding right-of-use (ROU) assets are based on the present value of the remaining minimum rental payments. If the lease arrangement also contains non-lease components, the Company elected the practical expedient not to separate any combined lease and non-lease components for all lease contracts. For office leases, the remaining fixed minimum rental payments used in the calculation of the new lease liability include fixed payments and variable payments (if the variable payments are based on an index) over the remaining lease term.

The present value of the Company's lease liability was calculated using an incremental borrowing rate of 5%. In determining the incremental borrowing rate, the Company considered estimated borrowing data for similar arrangements as of the transition date. As of December 31, 2020 and 2019, the Company recognized an operating ROU asset and lease liability of $127,600 and $239,400.

When applicable and as permitted by ASC 842, leases with expected durations of less than 12 months from inception (i.e. short-term leases) were excluded from the Company's calculation of its lease liability and ROU asset. Furthermore, as permitted by ASC 842, the Company elected to apply the package of practical expedients, which allows companies not to reassess: (a) whether its expired or existing contracts are or contain leases, (b) the lease classification for any expired or existing leases, and (c) initial direct costs for any existing leases.

The following is a summary of the Company's maturity of operating lease liabilities:

2021	$	121,200
2022		10,000
Total lease payments		131,200
Less interest		3,600
Total lease liability	$	127,600

5. Liabilities Subordinated to Claims of General Creditors:

Liabilities subordinated to claims of general creditors represent a noninterest bearing capital debenture bond for $26,000 to a related party, with a contractual maturity date of December 31, 2021.

The subordinated borrowings are covered by an agreement approved by the Financial Industry Regulatory Authority and are available in computing net capital under the Securities and Exchange Commission's (SEC) uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 7).

6. Income Taxes:

Deferred income taxes on the statements of financial condition at December 31, 2020 and 2019 consist of the following included within accounts payable and accrued expenses:

	2020	2019
Liabilities	$ (14,300)	$ (14,300)

7. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020 and 2019, the Company has net capital of $479,832 and $486,971, which was $229,832 and $236,971 in excess of its required capital of $250,000.

The Company's aggregate indebtedness to net capital ratio was .85 and .79 to 1 at December 31, 2020 and 2019.

8. Contingencies:

The Company is sometimes subject to claims and lawsuits which arise in the ordinary course of business. The Company does not anticipate any losses with respect to such existing or pending claims and lawsuits at December 31, 2020.

9. Retirement Plan:

The Company maintains a contributory 401(k) retirement plan available to substantially all full-time employees. The Company's contribution is accrued during the year based upon a percentage of eligible employee earnings and generally funded monthly.

10. Stockholder Agreement:

Under the terms of an agreement with its stockholders through November 2020, the Company had the option to purchase the shares held by a stockholder in the event of termination or death. If the Company's option was not exercised, the remaining stockholders must purchase the shares.

Effective December 2020, under the terms of an agreement with its stockholders, in the event of termination or death of a stockholder, the shares held by that stockholder are required to be purchased by the remaining stockholders.

11. Risks and Uncertainties due to COVID-19:

On January 31, 2020, the United States Secretary of Health and Human Services (HHS) declared a public health emergency related to the global spread of coronavirus COVID-19, and a pandemic was declared by the World Health Organization in February 2020. Efforts to fight the widespread disease included limiting or closing many businesses and resulted in a severe disruption of operations for many organizations. The full extent of the impact of COVID-19 on the Company's operational and financial performance will depend on further developments, including the duration and spread of the outbreak, and its impact on customers, employees, and financial markets, none of which can be predicted.

TRUBEE, COLLINS & CO., INC.

December 31, 2020

Net capital:		
Total stockholders' equity	$	542,232
Additions:		
Allowable subordinated liabilities		26,000
Total available capital		568,232
Deductions:		
Non-allowable assets:		
Equipment, less accumulated depreciation		10,247
Investments not readily marketable		-
Other receivables		3,000
Prepaid expenses and other		73,735
		86,982
Tentative net capital		481,250
Haircuts:		
Equities		-
Money market funds		-
U.S. Government Agencies / other certificates of deposit		1,418
		1,418
Net capital	$	479,832
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	406,417
Computation of net capital requirement:		
Net capital	$	479,832
Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)		250,000
Excess net capital	$	229,832
Aggregate debt to net capital (allowable 15 to 1)		0.85 to 1

Net capital, as reported in Company's Part II (unaudited) focus report	$	479,832
Adjustments made subsequent to preparation of focus report:		
None		-
Net capital per above	$	479,832